August 20, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:                      Mr. Larry Spirgel

Re:	Clear Channel Outdoor Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 21, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 4, 2012
File No. 001-32663

Dear Mr. Spirgel:

This letter is in response to the Staff’s comments to the Company by its letter dated July 26, 2012 relating to the above-referenced Form 10-K and Form 10-Q.  Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Estimates, page 53

Long-lived Assets, page 54

1.
Please consider expanding your critical accounting policies and estimates for long-lived assets by addressing the role this policy has in understanding the company’s results of operations. For example, on page 35 and 36 you mention accelerated depreciation and amortization related to the removal of various structures. Since long-lived asset depreciation and potential impairment is one of your significant critical accounting policies and estimates, expand your disclosure by analyzing to the extent possible factors such as:

•	How the company arrived at the estimate;

•	How accurate the estimate/assumption has been in the past;

•	Whether the estimate/assumption has changed or is reasonably likely to change in the future; and

•	Evaluate the sensitivity to change of critical accounting estimates.

Securities and Exchange Commission
August 20, 2012

We also note that structures are approximately 39% of your total assets and you depreciate them over 5 – 40 years. Since structure depreciation is significant to your consolidated statement of income, please consider disclosing more detail regarding the depreciation period for each type of structure.

We appreciate the Staff’s comment and, in future Form 10-K filings, we will expand the disclosure of our critical accounting estimates regarding long-lived assets.

We intend to include the following proposed disclosure in the Critical Accounting Estimates section in Item 7 of our next Form 10-K:

Long-lived Assets

Long-lived assets, including structures and other property, plant and equipment and definite-lived intangibles, are reported at historical cost less accumulated depreciation.  We estimate the useful lives for various types of advertising structures and other long-lived assets based on our historical experience and our plans regarding how we intend to use those assets.  Advertising structures have different lives depending on their nature, with large format bulletins generally having longer depreciable lives and posters and other displays having shorter depreciable lives.  Street furniture and transit displays are depreciated over their estimated useful lives or appropriate contractual periods, whichever is shorter.  Our experience indicates that the estimated useful lives applied to our portfolio of assets have been reasonable, and we do not expect significant changes to the estimated useful lives of our long-lived assets in the future. When we determine that structures or other long-lived assets will be disposed of prior to the end of their useful lives, we estimate the revised useful lives and depreciate the assets over the revised period.  We also review long-lived assets for impairment when events and circumstances indicate that depreciable and amortizable long-lived assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. When specific assets are determined to be unrecoverable, the cost basis of the asset is reduced to reflect the current fair market value.

We use various assumptions in determining the remaining useful lives of assets to be disposed of prior to the end of their useful lives and in determining the current fair market value of long-lived  assets that are determined to be unrecoverable.  Estimated useful lives and fair values are sensitive to factors including contractual commitments, regulatory requirements, future expected cash flows, industry growth rates and discount rates, as well as future salvage values. Our impairment loss calculations require management to apply judgment in estimating future cash flows, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.

If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to future impairment losses that could be material to our results of operations.

Securities and Exchange Commission
August 20, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 24

2.
We note that during the first quarter you incurred an additional $2.2 billion in debt. In order to provide investors insight into your liquidity and cash requirement needs, please disclose how the incurrence of the new debt fits into your overall business and liquidity plan. In addition, please discuss in detail your long-term plans and ability to fund your working capital, capital expenditures, debt service and other funding requirements. Disclose your long term ability to meet your debt covenants. For additional guidance, refer to Item 303 of Regulation S-K as well as Part Four of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

We appreciate the Staff’s comment. As disclosed in the “Executive Summary” and “Clear Channel Worldwide Holdings Senior Subordinated Notes Issuance” sections of our Form 10-Q for the quarter ended March 31, 2012 (the “Form 10-Q”), during the first quarter of 2012 our subsidiary issued $2.2 billion of 7.625% Senior Subordinated Notes and we used the proceeds that we received from that debt issuance to pay a special cash dividend to all of our stockholders.  Our Form 10-Q discusses our primary sources of liquidity under the heading “Anticipated Cash Requirements.”

To provide investors with additional insight into our long-term plans, liquidity and cash needs and our ability to fund our debt service and other funding requirements, in our future filings we intend to revise the first paragraph of the “Anticipated Cash Requirements” section to specifically address how we believe our long-term plans will enable us to meet our funding requirements, as follows:

Our primary source of liquidity is cash on hand and cash flow from operations and the revolving promissory note with Clear Channel Communications.  Based on our current and anticipated levels of operations and conditions in our markets, we believe that cash on hand, cash flows from operations and borrowing capacity under or repayment of the revolving promissory note with Clear Channel Communications will enable us to meet our working capital, capital expenditure, debt service and other funding requirements, including the debt service on our senior notes and the Subordinated Notes, for at least the next 12 months.   In addition, we expect to be in compliance with the covenants governing our indebtedness in 2012.  We believe our long-term plans, which include promoting outdoor media spending and capitalizing on our diverse geographic and product opportunities, including the continued deployment of digital displays, will enable us to continue generating cash flows from operations sufficient to meet our liquidity and funding requirements long term.  However, our anticipated results are subject to significant uncertainty and there can be no assurance that we will be able to maintain compliance with these covenants.  In addition, our ability to comply with these covenants may be affected by events beyond our control, including economic, financial and industry conditions.

Securities and Exchange Commission
August 20, 2012

*           *           *           *

In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact Scott Hamilton or Tom Casey at (210) 832-3700.

Very truly yours,

/s/ Scott D. Hamilton
Scott D. Hamilton
Senior Vice President, Chief Accounting Officer and Assistant Secretary